Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Attn: Dorrie Yale

August 8, 2022

Re:	Life Spectacular, Inc.

Post Qualification Amendment No. 1 to Offering Statement on Form 1-A

Filed August 3, 2022

File No. 024-11569

Dear Ms. Yale:

On behalf of Life Spectacular, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, on August 10, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Ming Zhao
Ming Zhao,
Chief Executive Officer